Exhibit 6.6

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made as of December 15, 2020, and entered by and between The Good Earth Organics, Inc. (referred to herein as the “Employer” or “Company”) and Anthony Luciano (the “Employee”).

The Parties hereby agree as follows:

1.	EMPLOYMENT. Starting December 15, 2020, the Employer shall employ the Employee in the position of Chief Executive Officer. Employee’s duties shall include, without limitation, managing The Good Earth Organics, Inc., reporting to the Board of Directors, servicing the needs of the Company’s customers, overseeing employees, growing the Company’s revenue and earnings, and performing all other duties as may be assigned by the Board from time to time. Employee will join the Board of Directors as a director and will attend all of the Board’s meetings.

2.	BEST EFFORTS OF EMPLOYEE. Employee, while employed by the Company, agrees that he will at all times faithfully, and to the best of his ability and talents, perform all of the duties that may be required of and from him pursuant to the express and implicit terms hereof, to the reasonable satisfaction of Employer. Furthermore, Employee shall devote all of his time, attention, and skills solely to the business and interest of the Company, and the Company shall be entitled to all of the benefits, profits or other issues arising from or incident to all work and services of Employee. Employee shall not be interested directly or indirectly, in any manner, as principal, officer, employee or in any other capacity in any other business similar to Employer's business or any allied business.

3.	PRESENCE AT THE COMPANY. To serve as the Chief Executive Officer most effectively, the Employee will need to physically spend the majority of his time at the Company’s headquarters in Cave Junction, Oregon or such other location(s) on Company business. As a guide, but not a contractual requirement, this may include:

a.	from January 2021 through June of 2021: at least 50% of time,
b.	from July 2021 through January 2022: a minimum of one week per month at the Company,
c.	from February 2022 through June 2022: a minimum of two weeks per month at the Company,
d.	July 2022 and onward: a minimum of one week per month unless Employee and the Board agree to a different schedule.

4.	EMPLOYEE COMPENSATION.

a.	Base Salary. Employer shall initially pay Employee a base salary at the rate of $160,000 per year. Employee’s compensation for the two weeks of December 2020 shall be paid in January 2021. The base salary shall increase by an annualized rate of $40,000 upon the Company reaching the following thresholds related to gross equity capital raised and closed upon by the Company from its pending SeedInvest (or non-SeedInvest) equity raise: $3 million, $6 million and $10 million.

b.	Bonus. The Employee’s bonus target is 25% of base salary with the opportunity to grow to 50% based on hitting performance targets approved by the Board of Directors each year. For the purposes of 2021, performance targets recommended include revenue from the Company's base business (excluding acquisitions) grows at least 50% from the previous year. Employee is eligible for an annual bonus up to 50% of the Employee's base salary if the revenue from the Company's base business (excluding acquisitions) grows at least 100% from the previous year. Final recommendations for 2021 will be submitted to the Board of Directors by January 31, 2021 and approved by February 15, 2021.

c.	Base Option. Equity compensation consist of a stock option for 1,000,000 shares (the “Base Option”) to the Employee, and the Base Option shares shall vest ratably, by month, over 48 months, starting January 1, 2021. The Base Option shares carry an exercise price of $1.65 per share. If (i) Employee resigns and is not subject to Cause, he will retain the vested portion of the Base Option, (ii) Employee is terminated without Cause, Employee may retain the vested portion of the Base Option plus another twelve (12) months of vesting, and (iii) if Employee is terminated for Cause, whereby Employee will forfeit all stock options (“Base Option” and “Home Run Option” (below)). Upon a sale of the Company, any unvested portion of the Base Option will vest.

d.	Home Run Option. Employee is eligible to earn an additional stock option (the “Home Run Option”) consisting of an additional 500,000 shares, and this option carries an exercise price of $1.65 per share. The Home Run Option vests based upon the Company’s stock price (or per share value in the event of a sale prior to the Company being publicly-traded). There are four tranches of 125,000 shares each and when the Company’s stock price has averaged (daily average for a six-month period) above a threshold, a tranche would vest. Following exercise of a Home Run Option tranche, Employee must hold the underlying shares for at least one year before selling them. The Home Run Option vesting stock prices will be $3.00, $5.00, $7.00 and $9.00, and the opportunity to earn and vest in tranches of the Home Run Option shall expire on December 15, 2025. Upon a sale of the Company, any unvested portion of the Home Run Option will vest and the Employee may sell those shares immediately.

e.	Tax Treatment. Both the Base Option and the Home Run Option would be structured to eliminate income taxes to Employee until Employee exercises them. Upon a sale of the Company, both Options will vest immediately, with the Home Run Option vesting subject to the vesting stock price relevant to the sale.

f.	Benefits. While the Company does not have employee health care, the Company will reimburse Employee for 75% of family healthcare insurance (medical and dental) cost. The Company may offer employee healthcare as a partially-paid benefit once the Company has become profitable at the net income level or once the Company has raised at least $5 million in equity capital. A 401(k) plan may be established by the Company to allow for employee-made deductions (no company match is assured). Employee will be entitled to four (4) weeks of paid time off (PTO) per year in addition to normal holidays.

g.	Expenses. The Company will reimburse Employee for reasonable business expenses incurred while traveling for Company business, including airfare, lodging, rental car, meals, parking and taxis. In addition, the Company will reimburse Employee for Employee’s spouse’s travel to the Company, or another domestic location, up to four (4) times per year.

h.	No Other Benefits. Except as set forth in this Paragraph 4, Employee shall not be entitled to any other compensation or benefit in respect of his service as an employee of the Company.

5.	INVESTING IN GOOD EARTH. By December 31, 2020, the Employee shall invest a minimum of $25,000 in the Company’s current SeedInvest offering, becoming a shareholder of the Company.

6.	EMPLOYEE AT WILL. The Employee will serve as an at will employee of the Company. The Company shall have the right to terminate Employee without Cause and with pay only to the date of such termination plus a prorated bonus for time worked and payment of the health insurance for the month in which the Employee is terminated. In addition, the Company may terminate the Employee for Cause. “Cause” shall mean (i) that Employee violated any of the obligations listed in this Agreement and failed to adequately remedy the violation within ten (10) business days after receipt by Employee of written notice from the Company specifying the breach, and, if such breach could not, through due diligence, have been cured within such ten (10) business day period, Employee will be provided an additional reasonable period of time (not in excess of an additional ten (10) business days) and Employee still failed to effect such cure; (ii) that Employee engaged in intentional dishonesty or misconduct toward the Company or committed a larceny or theft of property of the Company; (iii) Employee engaged in fraud toward the Company; or (iv) Employee’s conviction of a crime of moral turpitude (“CMT”) or a felony; a CMT is one that was done recklessly or with evil intent, and which shocks the public conscience as inherently base, vile, or depraved, contrary to the rules of morality and the duties owed between people or to society in general.

7.	CAUSE. Upon any termination for Cause, Employee shall be entitled to salary through the date of termination and reimbursement of business expenses incurred prior to termination plus payment of the health insurance for the month in which the Employee is terminated. All other salary or other payment obligations hereunder shall terminate, and all stock options shall be forfeited.

8.	CHANGE OF CONTROL. If the Company is sold or merged into another entity and Employee is terminated as a result of (i) a sale of the Company, an(ii) merger of the Company with another entity resulting in a change of control of the Company or (iii) a commercial or other agreement with another entity that results in a change of control, then the Company shall pay Employee a severance package consisting of six months of his then current salary and a prorated bonus for time that the Employee has already worked.

9.	CONFIDENTIAL INFORMATION. Whenever used in this Agreement, “Confidential Information” means information in any form, not generally known to the public, disclosed to or acquired by the Employee directly or indirectly from the Employer or any clients, business partners or affiliates of the Employer during the term of the Employee’s employment with the Employer, including, without limitation: i) business and financial information; ii) business methods and practices; iii) technologies and technological strategies; iv) marketing strategies; v) customer and vendor contracts; vi) pricing or pricing strategies; vii) client or customer lists; viii) personnel names, responsibilities, addresses, and employment files; ix) privileged information; x) trade secret information; xi) any other information which may relate to any one or more aspects of the present or past business of Employer or Employer’s clients; and xii) other such information as the Employer may designate as confidential.

10.	CONFIDENTIALITY. Employee acknowledges that he may have access to certain information that is confidential and proprietary to the Employer. Employee further acknowledges that (a) disclosure of Confidential Information to others with be highly detrimental to the interests of Employer and possibly its clients; and (c) Confidential Information is the property of Employer. Employee hereby agrees not to disclose to any other person (unless required by law), or use for personal gain, any Confidential Information at any time during or after the termination of this Agreement, unless Employer grants express, written consent of such a disclosure. In addition, Employee will use his best efforts to prevent any such disclosure. Notwithstanding the termination of this Agreement and/or termination of Employee’s employment for any reason, the provisions of this paragraph will continue in perpetuity in full force and effect following such termination.

11.	NON-COMPETE AGREEMENT. This section is applicable to the extent Employee either resigns or is terminated for Cause only. Employee acknowledges that he will become familiar with the business of Employer, including trade secret information, the client list, proprietary information, and the commercial and competitive nature of the industry segment (defined as “Growing Supplies”). Employee acknowledges his intimate knowledge of Employer's business would enable him to pursue similar employment elsewhere. Employee further acknowledges and agrees that, even in complete good faith, it would be impossible for Employee to work for a competing company without drawing upon and utilizing information gained during employment with Employer. Employee recognizes that the value of the Employer's business would be injured if Employee obtained employment with a competitor or established a competing operation. Accordingly, for a period of one year following termination of employment for any reason, the Employee agrees not to work for or be affiliated with any business similar to and/or any business in competition, directly or indirectly, with the business of the Employer. In addition, Employee agrees not to solicit or accept any work or employment from any past, present or future client, business partner, or competitor of Employer no matter where located during the one year period. The compensation being paid to Employee shall serve as sufficient consideration for this covenant not to compete.

12.	RESTRICTIONS REASONABLE. Employee acknowledges and agrees that all restrictions in this Agreement are reasonable under the circumstances and hereby waive all defenses to the enforcement thereof by Employer. In the event that any provisions of this Agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions shall be and remain in full force and effect and the Employee hereby confers upon such court the power to replace such void or invalid provisions with such other enforceable and valid provisions as shall be as near as may be to the original in form and effect.

13.	RETURN OF PROPERTY. Upon termination of employment, Employee will return to Employer all documents and other tangible manifestations of Confidential Information (and all copies and reproductions thereof). Employee shall also return any other property belonging to the Employer.

14.	INDEMNIFICATION. The Company shall indemnify Employee if Employee is made a party, or threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative because Employee is or was an officer or director of the Company or any of its subsidiaries, affiliates, or successors, against expenses (including reasonable attorney fees and disbursements), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the fullest extent and in the manner set forth in and permitted by applicable law. To that end, the Company will, upon the request of the Employee, assume the defense and directly bear all of the expense and cost of any action or proceedings which may arise for which Employee is entitled to indemnification pursuant to this Section. The Company’s obligations to indemnify and hold Employee harmless as provided in this Agreement shall survive the termination of this Agreement and continue thereafter. To this end the Company will maintain Director and Officers Liability insurance with a tail to cover Employee after leaving the Company.

15.	EQUITABLE REMEDIES. The restrictions contained in this Agreement are necessary for the protection of the business and goodwill of Employer and are considered by the Employee to be reasonable for such purpose. The Employee agrees that any breach of this Agreement is likely to cause Employer substantial and irrevocable damage and therefore, in the event of any such breach, the Employee agrees that Employer, in addition to such other remedies which may be available, shall be entitled to specific performance and other injunctive relief. Moreover, the Parties acknowledge that a remedy at law may be inadequate in the event of a breach or threatened breach of the provisions of Sections 10 and 11 of this Agreement and that in the event of a breach, the Parties shall be entitled to preliminary and permanent injunctive or other equitable relief, without bond, in addition to its other legal remedies.

16.	RULES AND POLICIES. Employee agrees to abide by any other rules, policies or procedures including, without limitation, minimum hours worked and other regulatory compliance policies and procedures implemented by the Employer from time to time and as communicated by Employer that are generally applicable to employees of the Employer.

17.	WAIVER. The failure of either party to enforce any provision of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement. A waiver or consent given by either party on any one occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.

18.	SEVERABILITY. If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

19.	INTERPRETATION. If any restriction set forth in Sections 10 and 11 is found by any court of competent jurisdiction to be invalid, illegal, or unenforceable, it the intention of the parties that the provision shall be modified to the minimum extent necessary to render the modified restriction valid, legal and enforceable.

20.	ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both Employer and Employee.

21.	VOLUNTARY EXECUTION. This Agreement in all respects has been voluntarily and knowingly executed by the Parties. The Parties specifically represent that they have had the opportunity to thoroughly discuss all aspects of this Agreement with their attorneys or advisors, that they have been given a reasonable period of time within which to consider the Agreement, that they have carefully read and fully understand all of the provisions of this Agreement, and that they are voluntarily entering into this Agreement. The Parties further agree that this Agreement shall be interpreted as if it was jointly prepared by them, and that any uncertainty or ambiguity existing herein shall not be interpreted against any of the Parties, but otherwise according to the application of the rules on the interpretation of contracts.

22.	ATTORNEY’S FEES. In the event of the bringing of an action or suit by a Party hereto against another Party hereunder arising out of, or relating to, this Agreement, or pertaining to a declaration of rights under this Agreement, the prevailing party shall be entitled to have and recover from the other party its reasonable attorney’s fees and all costs and expenses, including those of expert witnesses.

23.	GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. Both parties consent to the jurisdiction of the courts of the State of Delaware.

24.	SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of the successors and assigns of the Employer.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date set forth hereinafter.

Dated: December 15, 2020	THE GOOD EARTH ORGANICS, INC.

	By:	/s/ Timothy R. Brien
Timothy R. Brien, Director and Co-Chairman

	By:	/s/ Timothy J. Clark
Timothy J. Clark, Director and Co-Chairman

EMPLOYEE

Dated: December 15, 2020	s/ Anthony Luciano
Anthony Luciano

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